FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 13, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Clarification on the media report regarding a fine that the US Department of Justice seeks against AUO”, dated September 13, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: September 13, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

September 13, 2012

English Language Summary

Subject:	Clarification on the media report regarding a fine that the US Department of Justice seeks against AUO.

Regulation:	Published pursuant to Article 2-31 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/09/13

Content:

1.Name of the reporting media: Commercial Times, etc.

2.Date of the report:2012/09/13

3.Content of the report:

The media report regarding a fine that the US Department of Justice seeks against AUO.

4.Summary of the information provided by investors: N/A

5.Company’s explanation of the reportage or provided information:

The amount of a fine against AUO with respect to the alleged price fixing case has not yet been determined by the Court. The US Department of Justice (“DOJ”), after the jury verdict in March this year, claimed it would seek a heavy fine against AUO and separate heavy fine against AUO America. The DOJ has now, with yesterday’s filing, indicated that it does not seek a fine against AUO America. Instead, the DOJ seeks a fine of USD $1 billion against AUO. That figure is based on volume of commerce that the company believes is vastly inflated and based on a faulty analysis. The company has, and will continue to provide the Court with the accurate data and analysis for the Court to determine the proper fine.

6.Countermeasures: N/A

7.Any other matters that need to be specified: N/A